UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______________)*

CAIS Internet, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12476Q102

(CUSIP Number)

R. Theodore Ammon
c/o Chancery Lane Capital LLC
3 East 54th Street
Suite 1700
New York, New York 10022
(212) 521-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.   12476Q102                         Page   2   of    15         Pages

1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          R. Theodore Ammon

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          (see Item 3)

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                  7    SOLE VOTING POWER

                           3,550,497
 NUMBER OF
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 3,550,497 (see Row 12)
   EACH
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON                   3,550,497
   WITH
                  10   SHARED DISPOSITIVE POWER

                           3,550,497 (see Row 12)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,550,497 (see Row 12)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]

      Excludes an aggregate of 24,231,749 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated
      May 19, 2000 and the Warrant Agreement described herein) who are party to a voting agreement with CL Investments, L.P., an entity controlled by Mr.
      Ammon, with respect to voting on certain matters. See Item 6 -
      "Contracts, Arrangements or Understandings with respect to Securities of the Issuer." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 72.1%.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.8%

14   TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

              This Statement on Schedule 13D (the "Statement") relates to warrants to purchase shares of common stock, $0.01 par value per share ("Issuer Common Stock"), of CAIS Internet, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1255 22nd Street, N.W., 4th Floor, Washington, D.C. 20037.

              This Statement is being filed in connection with the issuance to R. Theodore Ammon ("Mr. Ammon") by the Issuer of warrants to purchase up to 200,000 shares of Issuer Common Stock (the "Warrants") and certain transactions related thereto.

Item 2.  Identity and Background.

              (a)    R. Theodore Ammon.

              (b)    c/o Chancery Lane Capital L.L.C., 3 East 54th Street, Suite 1700, New York, New York 10022.

              (c)    Mr. Ammon is a private investor and a director of the Issuer. Mr. Ammon is also the managing member of RTA Associates LLC, a Delaware limited liability company, which is the general partner of CL Investments, L.P., a Delaware limited partnership ("CL"). CL beneficially owns 3,350,497 shares of Issuer Common Stock (of which, 624,017 are composed of currently exercisable warrants to acquire Issuer Common Stock).

              (d)    During the last five years, Mr. Ammon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e)    During the last five years, Mr. Ammon has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f)    Mr. Ammon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

              No funds were used in connection with the acquisition of the Warrants. The Warrants were received in connection with Mr. Ammon loaning up to $2,000,000 to the Corporation pursuant to the Credit Agreement. See Item 4 below.

Item 4.  Purpose of Transaction.

              Credit Agreement

              On October 25, 2000, Mr. Ammon entered into a Credit Agreement (the "Credit Agreement"), with the Issuer, Ulysses G. Auger II ("Mr. Auger") and CII Ventures II LLC ("CII" and, together with Messrs. Ammon and Auger the "Lenders") pursuant to which the Lenders agreed, upon the terms and subject to the conditions contained therein, to make loans to the Issuer of up to $20,000,000. Of the total aggregate commitment by all of the Lenders, Mr. Ammon committed to lend $2,000,000. The Credit Agreement is guaranteed by certain of the Issuer's subsidiaries.

The commitment of Mr. Ammon and the other Lenders under the Credit Agreement will terminate, and the outstanding loans will be required to be repaid on the earlier of (i) March 31, 2001 and (ii) the date on which the Issuer consummates the sale of certain of its assets. In addition, the Issuer is required to prepay loans with proceeds from certain asset sales and certain sales of capital stock. Loans made under the Credit Agreement will bear interest either at the Alternate Base Rate (as defined in the Credit Agreement) plus 5.00% or at the Adjusted LIBO Rate (as defined in the Credit Agreement) plus 6.00%.

              The Credit Agreement contains certain restrictions on the Issuer, including, among other things, limitations on the ability of the Issuer or any of its subsidiaries to (i) incur indebtedness, (ii) create liens, (iii) make certain restricted payments or investments and (iv) make certain capital expenditures. Events of Default under Credit Agreement include without limitation, failure to pay principal of or interest on any Loans (as defined in the Credit Agreement) when due, failure to perform certain covenants, failure to make any payment in respect of certain material indebtedness as it becomes due or the acceleration of the maturity of such material indebtedness and certain bankruptcy events. Upon the occurrence of an Event of Default, the commitments will terminate and the loans will become due and payable.

              Contingent Warrants

              Pursuant to the terms of the Credit Agreement, in the event that CAIS, Inc., a wholly-owned subsidiary of the Issuer, has not replaced the Issuer as the borrower under the Credit Agreement and assumed Issuer’s obligations thereunder (the "CAIS Assumption") by November 15, 2000, the Issuer shall enter into a warrant agreement and issue to the Lenders warrants to purchase up to 500,000 shares of Issuer Common Stock (the "Initial Contingent Warrants"). If the CAIS Assumption has not occurred by November 22, 2000, the Issuer has agreed to issue to the Lenders additional warrants to purchase up to 500,000 shares of Issuer Common Stock (the "Second Contingent Warrants"). Based on its commitment percentage as of the date hereof, if the Initial Contingent Warrants or the Second Contingent Warrants are issued, Mr. Ammon would receive (x) Initial Contingent Warrants to purchase up to 50,000 shares of Issuer Common Stock and (y) Second Contingent Warrants to purchase up to 50,000 shares of Issuer Common Stock. The Initial Contingent Warrants and the Second Contingent Warrants will have an exercise price equal to the exercise price of the Warrants described below, subject to anti-dilution adjustments, and will be exercisable in whole or in part at any time during the ten-year period commencing on the date of issue.

              The Credit Agreement also provides that if the commitments under the Credit Agreement have not been terminated and the loans have not been repaid in full by December 31, 2000, the Issuer will enter into a warrant agreement and issue to the Lenders warrants to purchase up to a number of shares of Issuer Common Stock equal to the difference between (i) the number of shares of Issuer Common Stock equal to 19.9% of the number of outstanding shares of Issuer Common Stock on October 25,

2000 and (ii) the sum of (A) the number of Initial Contingent Warrants and Second Contingent Warrants issued by the Issuer and (B) 2,000,000 (the "Additional Contingent Warrants" and, together with the Initial Contingent Warrants and the Second Contingent Warrants, the "Contingent Warrants"). Based on its commitment percentage as of the date hereof and assuming that (i) the number of outstanding shares of Issuer Common Stock on October 25, 2000 was 23,110,174 (the number of shares of Issuer Common Stock outstanding on August 1, 2000 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "Form 10-Q")) and (ii) no Initial Contingent Warrants or Second Contingent Warrants were issued, if the Additional Contingent Warrants are issued, Mr. Ammon would receive Additional Contingent Warrants to purchase 259,892 shares of Issuer Common Stock. The Additional Contingent Warrants will have an exercise price of $.01 per share, subject to anti-dilution adjustments, and will be exercisable in whole or in part at any time during the ten-year period commencing on the date of issue.

              The Issuer has agreed to indemnify each Lender and their affiliates with respect to certain losses arising from such Lender's entering into the Credit Agreement and performing its obligations thereunder.

              The Credit Agreement is incorporated by reference herein and as Exhibit 1 to this document and is attached as Exhibit 9 to the KKR October 27, 2000 13D Filing (as hereinafter defined).

              Warrants

              In connection with the Credit Agreement, on October 25, 2000, the Issuer issued to Mr. Ammon the Warrants to purchase 200,000 shares of Issuer Common Stock pursuant to a Warrant Agreement, dated as of October 25, 2000 (the "Warrant Agreement"), among the Issuer, CII, Mr. Auger and Mr. Ammon. The Warrants have an exercise price of $4.56 per share (the "Initial Exercise Price"); provided that on January 23, 2001 (the "Anniversary Date"), the Initial Exercise Price will be reset to the average of the ten lowest Closing Prices (as defined in the Warrant Agreement) for Issuer Common Stock during the period beginning on October 26, 2000 and ending on the Anniversary Date (the "Reset Price"); provided, further, that if all or part of the Warrants are exercised prior to the Anniversary Date, the Initial Exercise Price will be reset with respect to those Warrants that are exercised to the average of the ten lowest Closing Prices for the Issuer Common Stock during the period beginning on October 26, 2000 and ending on the trading day immediately preceding the exercise date (or, if such period consists of less than ten trading days, the average of each such trading day during such period); provided, further, that in no event and under no circumstances will the Reset Price be greater than $4.56 per share (the "Exercise Price"). The Exercise Price is subject to anti-dilution adjustments. The Warrants are exercisable in whole or in part at any time during the ten-year period commencing on October 25, 2000.

              The terms of the Warrants are set forth in the Warrant Agreement. The Warrant Agreement is incorporated by reference herein and as Exhibit 2 to this document and is attached as Exhibit 10 to the KKR October 27, 2000 13D Filing (as hereinafter defined).

Item 5.  Interest in Securities of the Issuer

              (a)    Mr. Ammon beneficially owns 3,550,497 shares of Issuer Common Stock (the "Ammon Shares"), which Ammon Shares represent approximately 14.8% of the Issuer Common Shares (based on the number of outstanding shares of Issuer Common Stock as of August 1, 2000, as set forth in the Form 10-Q, and after taking into account all shares held by Mr. Ammon and CL under the Warrants and other currently exercisable warrants). The Ammon Shares include 2,726,480 shares of Issuer Common Stock owned by CL (see Item 2), 624,017 shares of Issuer Common Stock under currently exercisable warrants to acquire Issuer Common Stock held by CL and 200,000 shares of Issuer Common Stock which are subject to issuance upon the exercise of the Warrants. In addition, if the maximum number of the Contingent Warrants are issued, Mr. Ammon would own an addition 359,892 shares of Issuer Common Stock.

              (b)    As the sole general partner of CL, RTA Associates LLC has the power to direct the voting of and disposition of any shares of Issuer Common Stock beneficially owned by CL. As a result, RTA Associates LLC may be deemed to own any shares of Issuer Common Stock beneficially owned by CL. As the managing member of RTA Associates LLC, Mr. Ammon has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by RTA Associates LLC. As a result, Mr. Ammon may be deemed to own any shares of Issuer Common Stock deemed to be beneficially owned by RTA Associates LLC.

              Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Ammon, RTA Associates LLC or CL, or any other person, is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

              (c)    Except as set forth in this Item 5, to the best knowledge of Mr. Ammon, neither Mr. Ammon nor any other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

              (d)    No person other than Mr. Ammon (with respect to the 200,000 shares of Issuer Common Stock subject to the Warrants) and CL (with respect to the 3,350,497 shares of Issuer Common Stock beneficially owned by CL) has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

              (e)    Not applicable.

Item 6.  Contracts, Arrangements or Understandings
               with Respect to Securities of the Issuer.

                  CL is a party to both a Voting Agreement (see Exhibit 3) and a Stockholders Agreement (see Exhibit 4) respectively dated December 20, 1999 and February 9, 2000, among CL and certain stockholders of the Issuer. A description of the Voting Agreement and Stockholders Agreement is contained under the headings "Voting Agreement" and "Stockholders Agreement" in Item 4 of the KKR April 19, 2000 13D Filing (as hereinafter defined) and is incorporated by reference herein and as Exhibit 6. The Stockholders Agreement was further amended in connection with the issuance of the Warrants to CII by an Amendment and Joinder to Stockholders Agreement primarily dealing with registration rights in various events (see Exhibit 5).

                  Other than the foregoing, and except as set forth in Item 4 of this Statement, to the best knowledge of Mr. Ammon there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

  Credit Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., the lenders party thereto and CII Ventures II LLC, as Administrative Agent (incorporated by reference to Exhibit 9 to Amendment No. 2 to Schedule 13D filed by CII Ventures II LLC., CII Ventures LLC., KKR 1996 Fund LP, KKR 1996 GP LLC, KKR Associates (Strata) L.P., KKR Associates 1996 L.P., KKR Partners II L.P. and Strata LLC with the Securities and Exchange Commission on October 27, 2000 (the "KKR October 27, 2000 13D Filing")).

  Warrant Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures II LLC, Ulysses G. Auger II and R. Theodore Ammon (incorporated by reference to Exhibit 10 to the KKR October 27, 2000 13D Filing).

  Voting Agreement, dated as of December 20, 1999, among CAIS Internet, Inc., CII Ventures LLC, CL Investments L.P. and the other parties signatory thereto (incorporated by reference to Exhibit E to the CAIS Internet, Inc.'s Preliminary Proxy Statement, filed with the Securities and Exchange Commission on February 25, 2000 (the "Preliminary Proxy Statement")).

  Stockholders Agreement, dated as of February 9, 2000, among CAIS Internet, Inc., CII Ventures LLC, CL Investments L.P. and the other parties signatory thereto (incorporated by reference to Exhibit D to the Preliminary Proxy Statement).

  Amendment and Joinder to Stockholders Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures II LLC and CII Ventures LLC (incorporated by reference to Exhibit 12 to the KKR October 27, 2000 13D Filing).

  Description of Voting Agreement and Stockholders Agreement (incorporated by reference to the text contained under the headings "Voting Agreement" and "Stockholders Agreement" of Item 4 of Amendment No. 1 to Schedule 13D filed by CII Ventures LLC., KKR 1996 Fund LP, KKR 1996 GP LLC, KKR Associates (Strata) L.P., KKR Associates 1996 L.P., KKR Partners II L.P. and Strata LLC with the Securities and Exchange Commission on April 19, 2000 (the "KKR April 19, 2000 13D Filing")).

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ R. Theodore Ammon

R. Theodore Ammon

Dated: November 3, 2000

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Credit Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., the lenders party thereto and CII Ventures II LLC, as Administrative Agent (incorporated by reference to Exhibit 9 to Amendment No. 2 to Schedule 13D filed by CII Ventures II LLC., CII Ventures LLC., KKR 1996 Fund LP, KKR 1996 GP LLC, KKR Associates (Strata) L.P., KKR Associates 1996 L.P., KKR Partners II L.P. and Strata LLC with the Securities and Exchange Commission on October 27, 2000 (the "KKR October 27, 2000 13D Filing")).

2.	Warrant Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures II LLC, Ulysses G. Auger II and R. Theodore Ammon (incorporated by reference to Exhibit 10 to the KKR October 27, 2000 13D Filing).

3.	Voting Agreement, dated as of December 20, 1999, among CAIS Internet, Inc., CII Ventures LLC, CL Investments L.P. and the other parties signatory thereto (incorporated by reference to Exhibit E to the CAIS Internet, Inc.'s Preliminary Proxy Statement, filed with the Securities and Exchange Commission on February 25, 2000 (the "Preliminary Proxy Statement")).

4.	Stockholders Agreement, dated as of February 9, 2000, among CAIS Internet, Inc., CII Ventures LLC, CL Investments L.P. and the other parties signatory thereto (incorporated by reference to Exhibit D to the Preliminary Proxy Statement).

5.	Amendment and Joinder to Stockholders Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures II LLC and CII Ventures LLC (incorporated by reference to Exhibit 12 to the KKR October 27, 2000 13D Filing).

6.	Description of Voting Agreement and Stockholders Agreement (incorporated by reference to the text contained under the headings "Voting Agreement" and "Stockholders Agreement" of Item 4 of Amendment No. 1 to Schedule 13D filed by CII Ventures LLC., KKR 1996 Fund LP, KKR 1996 GP LLC, KKR Associates (Strata) L.P., KKR Associates 1996 L.P., KKR Partners II L.P. and Strata LLC with the Securities and Exchange Commission on April 19, 2000 (the "KKR April 19, 2000 13D Filing")).